

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2011

Mr. Gregory Clements
President, Chief Executive Officer, Chief Financial Officer
PureSpectrum, Inc.
118 Pipemakers Circle
Suite 105
Pooler, GA 31322

      Re: **PureSpectrum, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Form 10-K for Fiscal Year Ended December 31, 2009
              File No. 000-53015

Dear Mr. Clements:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    Angela McHale
                    Attorney-Adviser